EXHIBIT 99.122
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[GRAPHIC OMITTED]
[COMPUTERSHARE LETTERHEAD]







May 17, 2004



Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick Securities Commission of Newfoundland Nova Scotia Securities Commission Ontario Securities Commission Registrar of Securities, Prince Edward Island Commission des valeurs mobilieres du Quebec Saskatchewan Securities Commission Toronto Stock Exchange

Dear Sirs:

Subject: ADVANTAGE ENERGY INCOME FUND

We confirm that the following material was sent by pre-paid mail on May 14, 2004 to the registered holders of the units of the subject Income Fund.

1. First Quarter Interim Report for the period ending March 31, 2004

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as Trustee for the subject Income Fund.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA


"Signed by"

Jodie Hansen Assistant Corporate Trust Officer Direct Dial No. (403) 267-6889